October 28, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attn:	Amanda Ravitz

Barbara Jacobs

RE:	Edwards Lifesciences Corp

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2022

File No. 001-15525

Dear Mses. Ravitz and Jacobs,

On behalf of Edwards Lifesciences Corporation (which we refer to as “we” or the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated September 22, 2022, regarding the Company’s above-referenced Definitive Proxy Statement on Schedule 14A. For your convenience, each of the Staff’s comments precedes the Company’s response.

Definitive Proxy Statement on Schedule 14A filed March 22, 2022

General

1.	Please expand your discussion to explain how the experience of your Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

Response:

We acknowledge the Staff’s comment and will enhance the discussion in the Company’s next annual proxy statement in accordance with the Staff’s comment.

2.

Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

Response:

We acknowledge the Staff’s comment and will enhance the discussion in the Company’s next annual proxy statement in accordance with the Staff’s comment.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Response:

We acknowledge the Staff’s comment and will enhance the discussion in the Company’s next annual proxy statement in accordance with the Staff’s comment. As requested by the Staff in its letter, we also confirm that we will address in the Company’s next annual proxy statement any material developments to the Company’s risk oversight structure.

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If you have any questions regarding the foregoing, please contact the undersigned by phone at (949) 250-5911 or by email at linda_park@edwards.com.

Sincerely,

/s/ Linda J. Park
Linda J. Park
Senior Vice President, Associate General Counsel

cc:	Michael A. Mussallem, Chairman and Chief Executive Officer

Arnold Pinkston, Corporate Vice President, General Counsel

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